ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 30, 2015

Babson Capital Funds Trust

550 South Tryon Street, Suite 3300

Charlotte, NC 28202

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-1A (File No. 333-188840) (the “Registration Statement”) filed under the Securities Act of 1933, as amended, by Babson Capital Funds Trust (the “Trust”) for the registration of an indefinite number of shares of beneficial interest (the “Shares”) of Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund, Babson Emerging Markets Debt Blended Total Return Fund, Babson Emerging Markets Local Currency Debt Fund, Babson Global High Yield Fund and Babson U.S. High Yield Fund. The Shares are proposed to be sold pursuant to a Distribution Agreement dated August 21, 2013, as amended through January 21, 2015, between the Trust and ALPS Distributors, Inc. (the “Distribution Agreement”).

We have acted as counsel for the Trust since its organization. We are familiar with the action taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee and shareholder action, its Bylaws, and its Agreement and Declaration of Trust on file at the office of the Secretary of The Commonwealth of Massachusetts. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

We are of the opinion, with respect to each series of the Trust listed on Exhibit A hereto (each a “Fund”), that the Trust is authorized to issue an unlimited number of Shares of each Fund; and that when such Shares are issued and sold pursuant to the Distribution Agreement, they will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

Exhibit A

Series of Babson Capital Funds Trust:

Babson Active Short Duration Bond Fund

Babson Total Return Bond Fund

Babson Emerging Markets Debt Blended Total Return Fund

Babson Emerging Markets Local Currency Debt Fund

Babson Global High Yield Fund

Babson U.S. High Yield Fund